SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER

SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

EXAR CORPORATION

(Name of Subject Company (issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

300645108

(CUSIP Number of Class of Securities Underlying Common Stock)

Donald L. Ciffone, Jr.

Chairman of the Board, Chief Executive Officer and President

Exar Corporation

48720 Kato Road

Fremont, CA 94538

Tel: (510) 668-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Matthew Sonsini

John E. Aguirre

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$12,457,602	$1,007.82 (1)

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,529,200 shares of common stock of Exar Corporation having an aggregate value of $12,457,602 as of August 22, 2003 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

(1)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 2 to the Tender Offer Statement on Schedule TO originally filed by Exar Corporation (“Exar” or the “Company”) with the SEC on August 27, 2003, is the final amendment relating to an offer by Exar to exchange (the “Exchange Offer”) outstanding options to purchase an aggregate of 1,529,200 shares of Exar common stock held by eligible employees, whether vested or unvested, that have been granted under its 1997 Equity Incentive Plan and its 2000 Equity Incentive Plan (i) that have exercise prices equal to or greater than $26.00 per share and (ii) that have been granted on or after February 27, 2003, regardless of exercise price. This Amendment No. 2 reports the results of the Exchange Offer.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended to add the following sentences: The Exchange Offer expired on September 25, 2003 at 5 p.m. Pacific Time. We have accepted for cancellation options to purchase 1,438,205 shares of the Company’s common stock, which were cancelled as of September 26, 2003. We will issue new options to purchase up to 551,230 shares of the Company’s common stock in exchange for the options surrendered in the Exchange Offer.

This Amendment No. 2 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(a)**	Offer to Exchange Certain Outstanding Options for New Options, dated August 27, 2003, as amended September 15, 2003.
(a)(1)(b)*	Election Form.
(a)(1)(c)*	Withdrawal Form.
(a)(1)(d)*	Cover Letter, dated August 27, 2003.
(a)(1)(e)*	Form of Promise to Grant Stock Option.
(a)(1)(f)*	Reminder Emails to Employees.
(a)(1)(g)*	Confirmation Email to Employees who Elect to Participate in the Exchange Offer.
(a)(1)(h)*	Confirmation Email to Employees who Withdraw their Stock Options from the Exchange Offer.
(a)(1)(i)*	Employee Presentation.
(b)	Not Applicable.
(d)(1)	1997 Equity Incentive Plan (filed as Exhibit 99.1 to Exar’s Registration Statement on Form S-8 filed on February 25, 2000, and incorporated herein by reference).
(d)(2)	Form of Incentive Stock Option Agreement for the 1997 Equity Incentive Plan (filed as Exhibit 99.4 to Exar’s Registration Statement on Form S-8 filed on October 7, 1997, and incorporated herein by reference).
(d)(3)**	2000 Equity Incentive Plan.
(d)(4)	Form of Nonstatutory Stock Option Agreement for the 2000 Equity Incentive Plan (filed as Exhibit 99.3 to Exar’s Registration Statement on Form S-8 filed on October 19, 2000, and incorporated herein by reference).
(d)(5)	Form of Stock Option Grant Notice (filed as Exhibit 99.2 to Exar’s Registration Statement on Form S-8 filed on October 19, 2000, and incorporated herein by reference).
(g)	Not Applicable.
(h)	Not Applicable.

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on August 27, 2003.
**	Previously filed as an exhibit to Amendment No. 1 to Schedule TO filed with the Securities and Exchange

Commission on September 15, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

EXAR CORPORATION

/s/ DONALD L. CIFFONE JR.

Donald L. Ciffone, Jr. Chairman of the Board, Chief Executive Officer and President

Date: September 29, 2003

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(a)**	Offer to Exchange Certain Outstanding Options for New Options, dated August 27, 2003, as amended September 15, 2003.

(a)(1)(b)*	Election Form.

(a)(1)(c)*	Withdrawal Form.

(a)(1)(d)*	Cover Letter, dated August 27, 2003.

(a)(1)(e)*	Form of Promise to Grant Stock Option.

(a)(1)(f)*	Reminder Emails to Employees.

(a)(1)(g)*	Confirmation Email to Employees who Elect to Participate in the Exchange Offer.

(a)(1)(h)*	Confirmation Email to Employees who Withdraw their Stock Options from the Exchange Offer.

(a)(1)(i)*	Employee Presentation.

(b)	Not Applicable.

(d)(1)	1997 Equity Incentive Plan (filed as Exhibit 99.1 to Exar’s Registration Statement on Form S-8 filed on February 25, 2000, and incorporated herein by reference).

(d)(2)	Form of Incentive Stock Option Agreement for the 1997 Equity Incentive Plan (filed as Exhibit 99.4 to Exar’s Registration Statement on Form S-8 filed on October 7, 1997, and incorporated herein by reference).

(d)(3)**	2000 Equity Incentive Plan.

(d)(4)	Form of Nonstatutory Stock Option Agreement for the 2000 Equity Incentive Plan (filed as Exhibit 99.3 to Exar’s Registration Statement on Form S-8 filed on October 19, 2000, and incorporated herein by reference).

(d)(5)	Form of Stock Option Grant Notice (filed as Exhibit 99.2 to Exar’s Registration Statement on Form S-8 filed on October 19, 2000, and incorporated herein by reference).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on August 27, 2003.
**	Previously filed as an exhibit to Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on September 15, 2003.